N E W S R E L E A S E

TERYL RESOURCES CORP.
#185, 10751 Shellbridge Way
Richmond, B.C. V6X 2W8
Tel: (604) 278-5996
Fax: (604) 278-3409

02/00
September 12th , 2000

GRANTING OF STOCK OPTIONS

For Immediate Release: Vancouver, B.C. - Teryl Resources Corp. (TRC.V) (the “Company”) The Company has granted stock options to two directors to purchase an aggregate of 1,075,000 common shares, exercisable at a price of $0.24 per share. The granting of the options are subject to regulatory acceptance. Shareholder approval to the granting and exercise of incentive stock options to directors and employees was obtained at the Company's annual general meeting held on October 29th, 1999.

“John G. Robertson”
John G. Robertson,
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.